SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

Evolus, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

30052C107

(CUSIP Number)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 30052C107

1	NAMES OF REPORTING PERSONS Daewoong Pharmaceutical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,136,869 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,136,869 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,136,869
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

As part of a Convertible Promissory Note Conversion Agreement, dated March 23, 2021, by and between Evolus, Inc. (the “Issuer”) and Daewoong Pharmaceutical Co., Ltd. (the “Reporting Person”), the Reporting Person, among other things, agreed to convert its Convertible Promissory Note, dated July 30, 2020, issued by the Issuer in the initial principal amount of $40,000,000, including accrued and unpaid interest thereon, into 3,136,869 shares of the Issuer’s common stock, par value $0.00001 per share (the “Common Stock”), on March 25, 2021.

(2)

Percent of class is calculated based on 43,733,316 shares of Common Stock of the Issuer, which is the total number of shares outstanding on March 25, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2021.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Evolus, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Newport Center Drive, Suite 1200

Newport Beach, CA 92660

Item 2(a).	Name of Person Filing:

Daewoong Pharmaceutical Co., Ltd. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office for All Reporting Persons:

Daewoong Pharmaceutical Co., Ltd.

35-14, Jeyakgongdan 4-gil, Hyangnam-eup

Hwaseong-si, Gyeonggi-do

Republic of Korea

Item 2(c).	Citizenship:

The Reporting Person is a company organized under the laws of the Republic of Korea.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

30052C107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The Reporting Person owns 3,136,869 shares of Common Stock.

(b)	Percent of Class:

7.2%

(c)	Number of shares as to which such person has:

The information in Rows 5-9 of the cover page for the Reporting Person is incorporated herein by reference for such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2021

Daewoong Pharmaceutical Co., Ltd.

By:	/s/ Youngho Jang
Name: Youngho Jang Title: Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).